EXHIBIT 99.1

VIZSLA SILVER APPOINTS GUILLERMO HERNANDEZ AS VICE PRESIDENT, EXPLORATION & PROMOTES JESUS VELADOR TO CHIEF GEOLOGIST

NYSE: VZLA  TSX: VZLA

VANCOUVER, BC, May 21, 2026 /CNW/ - Vizsla Silver Corp. (TSX: VZLA) (NYSE: VZLA) (Frankfurt: 0G31) ("Vizsla Silver" or the "Company") is pleased to announce the appointment of Guillermo Hernandez as Vice President of Exploration for Vizsla Silver. Mr. Hernandez has held senior leadership roles with Lundin Gold, Luca Mining and Outcrop Silver, bringing 20 years of international mineral exploration expertise. His appointment follows the promotion of Jesus Velador from VP, Exploration to Chief Geologist of Vizsla Silver. Both changes are effective immediately.

"What Jesus has helped to build at Panuco over the past four years is remarkable, and we're just getting started," stated Michael Konnert, President and CEO. "From the Napoleon and Copala discoveries through to a completed Feasibility Study and the development milestones we are now executing, he has guided Vizsla Silver through its transition from discovery-stage exploration toward development readiness, and his promotion to Chief Geologist is a reflection of that contribution and ensures that his expertise remains central to the project as we advance toward production. Additionally, appointing Guillermo bolsters our already strong technical team. His experience in high-grade Latin American silver and gold systems and track record of delivering resources make him exactly the right person to lead our exploration program into its next chapter."

Dr. Velador, Chief Geologist, comments, "Guillermo's technical depth, strategic instinct, and experience with high-grade silver deposits are exactly what this district calls for. His background across discovery, resource definition, and development transition is directly applicable to not only where Panuco stands today, but also where we intend to take it over the coming years. The district's exploration upside remains substantial, and I look forward to moving ahead with our strengthened team as we continue to unlock it."

Mr. Hernandez brings 20 years of international experience in mineral exploration, resource estimation, and mine development across Latin America and Asia. He joins Vizsla Silver from Outcrop Silver & Gold, where as Vice President, Exploration, he led technical and strategic exploration at the Santa Ana project in Colombia and delivered the company's maiden NI 43-101 Mineral Resource. Prior to Outcrop, Mr. Hernandez served as Senior General Geology Supervisor at Lundin Gold's Fruta del Norte mine in Ecuador, contributing to resource conversion programs that added 1.2 million ounces of gold in new resources. He previously held the role of Reserves and Exploration Manager at Luca Mining Corp. (formerly, Telson Mining) in Mexico, where he played a key role in the restart of the Campo Morado Mine and the development of the Tahuehueto Mine, and earlier led the discovery of the high-grade Switchback epithermal vein system at Gold Resource Corp.'s Arista Mine in Oaxaca.

Mr. Hernandez holds a B.Sc. in Geological Engineering and an M.Sc. in Geochemistry from the Universidad Nacional Autonoma de Mexico (UNAM). He is a Certified Professional Geologist (CPG) by the American Institute of Professional Geologists (AIPG), and a Qualified Person as defined by National Instrument 43-101. He is also committed to responsible mining, ESG principles, environmental stewardship, and meaningful community engagement.

About Vizsla Silver

Vizsla Silver (TSX: VZLA | NYSE: VZLA) is a Canadian development company advancing Panuco, its 100%-owned silver-gold project in Sinaloa, Mexico. The November 2025 Feasibility Study outlines 17.4 Moz AgEq annual production over an initial 9.4-year mine life, an after-tax NPV (5%) of US$1.8B, a 111% IRR, and a 7-month payback at US$35.50/oz silver and US$3,100/oz gold. Vizsla Silver is concurrently advancing mine development and district-scale exploration with the objective of becoming a leading primary silver producer.

ON BEHALF OF THE COMPANY

Michael Konnert,
President and Chief Executive Officer

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Forward-looking statements in this release include, but are not limited to, statements regarding: the Company's objectives and milestones; the strategic vision for the Company following the proposed development of the Panuco Project and expectations regarding future financial or operating performance following such development; the Company's ability to advance the Panuco Project toward production; and the Company's long-term growth strategy, including its ability to enhance shareholder value through continued exploration success, project development and operational execution.

Forward-looking statements are based on a number of assumptions believed to be reasonable by the Company as of the date of this release, including, without limitation: the accuracy of the Feasibility Study parameters, that required permits and approvals will be obtained in the expected timeframe; continued community and government support; stability in market, political and economic conditions; reasonable accuracy of operating and capital cost estimates; and continued favourable metal prices and exchange rates.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risks include, but are not limited to: exploration, development and operating risks; permitting, environmental and regulatory risks; community relations and social licence risks; commodity price and currency fluctuations; inflation and cost escalation; financing and liquidity risks; reliance on contractors and suppliers; title and surface rights risks; changes in project development and construction parameters; inaccuracies in technical or economic modelling; the risk that the Feasibility Study assumptions prove inaccurate; and other risks described in the Company's continuous disclosure filings available under its profile on SEDAR+ at www.sedarplus.ca.

There can be no assurance that the Panuco Project will be placed into production as proposed in this news release or at all or that the results of the Feasibility Study will be realized. The purpose of the forward-looking statements is to provide information about management's current expectations and plans and may not be appropriate for other purposes. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this release. Except as required by applicable law, the Company undertakes no obligation to update or revise any forward-looking statements contained herein.

No Production Decision: The Company has not made a production decision for the Panuco Project. A decision to proceed with construction will only be made following the completion and review of detailed engineering, financing arrangements, and receipt of all required permits and approvals.

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SOURCE Vizsla Silver Corp.

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%CIK: 0001796073

For further information: For more information, please contact info@vizslasilver.ca, visit our website at www.vizslasilvercorp.ca or call (604) 364-2215.

CO: Vizsla Silver Corp.

CNW 06:00e 21-MAY-26